Level 7, Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby, NCD, Papua New Guinea (PO Box 789, Port Moresby, Papua New Guinea)

Lihir Gold Limited Incorporated in Papua New Guinea ARBN 069 803 998	tel +675 321 7711 fax +675 321 4705 www.lglgold.com
April 24, 2009
Mr H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549-7010
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 7, 2008
Comment letter dated September 29, 2008
Response letter dated December 1, 2008
Comment letter dated January 28, 2009
Response letter dated February 10, 2009
Comment letter dated March 4, 2009
Email from Kevin Stertzel dated March 18, 2009
File No. 0-26860
Reference is made to the most recent comment letter received by Lihir Gold Limited (the “Company”) from the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “Commission”) and dated March 4, 2009, and an email received from Kevin Stertzel of the Commission, dated March 18, 2009.regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007.
For Staff convenience, Staff comments are indicated in bold, and are immediately followed by the Company’s response thereto.
Form 20-F for the Year Ended December 31, 2007
Note 1 Statement of Significant Accounting Policies, page F-5
(iv) Development Properties, page F-5
1.	We note your response to comment two of our letter dated January 28, 2009 which specifies that the IASB Framework requires recognition of an asset when it is probable that the future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably. Please address each of the following, in detail:
•	Clarify how you have defined probable

•	Within the context of such definition tell us how you were able to conclude at the time of acquisition of the Ballarat property and prior to any subsequent work performed on the property that it was probable that future economic benefits would flow to you.

Response:

The Company considers an event or outcome as probable if, based on the evidence available, the likelihood that an event will occur is greater than the likelihood that it will not occur, i.e. it is more likely than not.

The term probable is used throughout the International Financial Reporting Standards (IFRS) and the Company’s definition of probable is consistent with the definition of probability found in IFRS 5 Non Current Assets Held for Sale and Discontinued Operations (IFRS 5). Appendix A of IFRS 5 defines probable as ‘more likely than not’. Further, BC 81 of IFRS 5 clarifies that ‘...For the purposes of IFRSs, probable is defined as more likely than not’.

In determining whether there is evidence to support the view of more likely than not, the Company takes into consideration evidence to support reasonable presumptions where these presumptions are capable of being proved over time. This is consistent with the assessment of probability enunciated within IAS 38, Intangible Assets, paragraphs 22 and 23, which notes:
“An entity shall assess the probability of expected future economic benefits using reasonable and supportable assumptions that represent management’s best estimate of the set of economic conditions that will exist over the useful life of the asset. An entity uses judgement to assess the degree of certainty attached to the flow of future economic benefits that are attributable to the use of the asset on the basis of the evidence available at the time of initial recognition, giving greater weight to external evidence.“
The Company has used these concepts and principles of probability in consideration of expected future economic benefits from the Ballarat assets. At the time of acquisition sufficient evidence to support a more likely than not case existed and formed the basis for the valuation of the acquired assets, as required under IFRS 3 Business Combinations (IFRS 3). As presented to the Staff in the teleconference held on March 17 and referenced in the Company’s response letter dated February 10, 2009, the Company concluded at the time of the acquisition that the Ballarat property would “more likely than not” deliver future economic benefits to the Company, based on the following:
•	shareholders of Ballarat Goldfields NL had been kept updated through public announcements and “development updates” prior to acquisition by the Company in relation to the pre-feasibility work and subsequent progress on the development of the Ballarat East property during 2005 and 2006;

•	other public disclosures made by Ballarat Goldfields NL, including:
o	Ballarat Goldfields NL’s annual report for the year ended 30 June 2006; and

o	other press releases and public announcements made by Ballarat Goldfields NL
•	historical records of mining at the Ballarat field revealed production in excess of 11 million ounces of gold. Of this, 1.7 million ounces were produced from geological structures similar to those identified in recent drilling below the old workings;

•	a well documented history of previous production and work on stope modelling had given a good indication of the grade and size of individual ore lenses. This information had been used to model the shape of likely ore lenses intersected by drilling;

•	drilling undertaken by Ballarat Goldfields NL prior to the Company’s acquisition had successfully intersected multiple repeats of mineralised faults and structures that hosted ore zones in the upper levels of the mine; ore from these upper level zones had been successfully extracted in the past. The drilling intersections were of sufficient spacing and frequency to provide some confidence about continuity of mineralisation below the historically mined ore zones;

•	independent technical evaluation of the mineral assets of Ballarat Goldfields prepared by Grant Samuel & Associates in November 2006;

•	resource estimates had been scrutinised by a JORC recognised Competent Person with sufficient experience relevant to the style of mineralisation and the type of deposit under consideration; and

•	reviews of resource estimates and estimated resource potential had been conducted by independent experts, appropriately qualified to opine on the pre-existing exploration and drilling data and take into account other factors in forming their opinions.
The Company notes that prior to acquisition, Ballarat Goldfields NL had provided full and open access to geological, technical and financial information, enabling management and the Board to make its assessment that future economic benefits were probable at the date of acquisition.

Further, in assessing probability the Company adopted a risk-weighted approach to take account of the level of geological knowledge, recent drilling data, specific structures at Ballarat and features of Ballarat gold mineralisation, and which was based inter alia on an assessment of stratigraphy, structures and historical records. Historical production and ore type had been estimated or determined for each area of the field and had been extrapolated for similar ore types and structures in the estimation of resource potential.

At the time of acquisition, a number of scenarios had been modelled ranging from a conservative base case, incorporating published resource estimates only, through to an upside case. Each case modelled indicated a positive net present value, underlining management’s recommendation to proceed with the acquisition of Ballarat. As a result of the evaluation and due diligence conducted prior to acquisition, the Company made the investment in the Ballarat assets in March 2007 on the basis of probable future economic benefits to exceed the combined costs of the acquisition and ongoing development.

2.	We note that certain information that you used to determine technical feasibility and commercial viability became known to you subsequent to your acquisition. Please provide us with a time line from the date of acquisition to the present that identifies the information known about the property, the work performed, your assessment of probable and how the additional information learned subsequent to the date of acquisition was considered in your determination of probable. Please also explain how these further studies and activities enhance your confidence in eventual economic activities.

Overview

At the time of acquisition, the Company had determined that the mine was technically feasible and commercially viable and that future economic benefits were probable as discussed in question 1 above.

Prior to the time of acquisition, the mine had already commenced some development activities and this continued following completion of the acquisition in March 2007. Some of this pre-acquisition development was facilitated by the Company because the Company subscribed for shares in Ballarat Goldfields NL in October 2006 to provide funds for this work. The pre-acquisition development centred on advancing the declines to gain access to the ore zones, particularly those located in the northern areas of the mine which historically were the largest scale ore lenses and the highest grade. These zones must be accessed by declines because they lie below the city of Ballarat, a community of more than 100,000 people. These declines were constructed with diameters wide enough to allow truck access for future ore haulage; smaller diameter drives could have been used for mere exploration access.

At the date of acquisition, preliminary work was underway for construction of the processing facilities and design of all remaining infrastructure was also well advanced. Work was continuing on development and improvement of the geological model which had been established pre-acquisition to accurately predict the resource boundaries and the potential mineable resource. In addition, some trial mining had been conducted together with trial processing of small parcels of ore. The following table reports the statement of reserves and resources as at 30 June 2006:

Ballarat Goldfields – Gold Resources as at 30 June 2006

	Ore tonnes	Grade	Total
Ballarat East	(M)	(g/t)	(M oz)
Indicated resources	0.6	13.4	0.24
Inferred resources	3.3	10.9	1.2
Total	3.9	11.3	1.4
Subsequent to acquisition, development work at Ballarat continued as it had prior to acquisition. A major focus was directed to commencement of a key item of infrastructure, the Golden Point ventilation shaft. This shaft is located in the suburb of Golden Point in Ballarat and provides fresh air to allow underground development of the main declines to advance to the northern areas of the mine. Originally scheduled to commence in March 2007 (immediately post-acquisition), start of work on this major component of infrastructure was delayed until October 2007 after licenses and permits were granted. Most surface infrastructure, including workshops, warehouse, gatehouse, tailings dam, administration building, assay laboratory, processing plant and associated infrastructure was designed and built in the 15-18 months following the date of acquisition.

Also at the date of acquisition, work was continuing on development and improvement of the geological model to accurately predict the resource boundaries and the potential mineable resource. Post acquisition, the amount of drilling has increased as the declines have advanced further and closer to the ore zones; drilling results are used to determine the veracity of the global model. Also, as drilling density increased, some of the inferred resource was converted into an indicated resource category under the JORC code and drilling was undertaken on resource definition and stope delineation, as explained below. Further support and verification of base assumptions comes from trial mining and pilot processing during the development phase; over 10,000 oz of gold was produced during 2008 from these activities during this pre-production phase.

Time line from date of acquisition

Since the date of acquisition the Company has directed its underground expenditure for the most part on infrastructure, stope access and delineation drilling to refine and execute the mine plan. The following summary highlights the major milestones and events in the development of the property since acquisition:
A.	October, 2007 — Ballarat East resource increased following encouraging drilling and trial mining. Average grade of inferred resource rose from 10.9 g/t to 12.4 g/t, due to
a.	good results in deeper mineralised zones, and

b.	conversion of some low grade inferred resource to indicated category.
B.	October, 2007 — grade of indicated resource reduced from 13.4 g/t to 10.0 g/t. This was primarily because the focus of drilling efforts over the previous 15 months had been to convert inferred to indicated resources in the initial production zones of the mine. Drill access during this period had therefore been limited to shallower, lower grade inferred resource areas accessible from the Sulieman, Prince and Woah Hawp declines;

C.	October 2007 — mining productivity assumptions used in the March 2007 plan were modified taking new data into account. A more detailed mine schedule was produced focusing on drilling schedule impacts which had been identified since March 2007. A study into resource geometries was conducted to reassess mine dilution factors;

D.	November 2007 — roof collapse and rockfall in an upper section of the main access decline; this caused a delay of approximately 3 months in mine development;

E.	February 2008 — underground development work resumed following all-clear from safety regulators;

F.	March 2008 — Prince decline vent access became the highest priority heading so as to install a level 3 development drilling platform for southern zone resources; drill platform completed by August 2008 and level 3 development drilling undertaken until March 2009. See comments below regarding ranking of drilling intensity and level of geological knowledge;

G.	June 2008 — following level 3 development drilling in the central region (Sovereign/Woah Hawp) combined with the historical information, inferred resources in this region were reviewed to better reflect the grade distribution; forecasting methodology modified as a result.

H.	June 2008 — the Sovereign decline was largely developed enabling access to design stopes for ore extraction in;

I.	July 2008 — Llanberris dewatering system commissioned, alleviating the groundwater pressure and volume issues that had been delaying access for level 2 and level 3 development drilling;

J.	July 2008 — move from contractor mining to owner/operator for access development and planned future ore production, with a new underground mining contractor engaged to advance the declines to the northern areas concurrently;

K.	September 2008 — Alimak return air rise from the Prince decline to the Woah Hawp decline completed;

L.	September 2008 — North Prince strip and line completed;

M.	November 2008 — open stoping trials in central zone Mako resources proved successful both geotechnically and in grade reconciliation; open stoping believed to be a viable mining method for future ore extraction. This validated assumptions in the acquisition model;

N.	December 2008 — Golden Point ventilation shaft ready for commissioning, more than 12 months behind original schedule and delaying access to the northern areas of the mine. This delay was primarily due to ground conditions affecting the raiseboring of the spoil hole for the strip and line and the requirement to revert to blind sinking (removing all of the excavated material through the top of the shaft instead of dropping it down the raise).

Delays to development schedule

In addition to the aforementioned delays in commissioning the Golden Point ventilation shaft, there were delays in extending the North Prince vent shaft (down to 237m below surface) and then completing the Alimak raise which extended primary exhaust further down into the southern zone. The former was delayed due to poorer than expected ground conditions requiring a change to full concrete lining (as opposed to planned shotcreting) and the Alimak raise also suffered from excavation through poorer than expected ground conditions via this method, requiring entry of miners into the raise to install ground support. Delays in installation of key infrastructure prevented access and resulted in less level 3 development drilling than needed to allow development to get ahead of target ore extraction zones, less conversion of inferred resources and less time to validate comprehensive geological models.

There was sufficient drilling performed prior to the date of acquisition to provide initial probability of the existence of future economic benefits (as outlined in question 1). Subsequent drilling has enhanced geological confidence and economic significance while facilitating mine planning and resource and stope definition (as demonstrated in points A, C, G & M above).

Notwithstanding a number of delays in development activities (items D & N above), the Company’s plan had not changed materially and the delays, whilst unwelcome, merely represent a “time shift” and are not considered to be unusual in underground mining. As development into the ore body has progressed, the Company has continued to expand its knowledge of the ore body, increasing confidence for future predictability of ore production.

Level of geological knowledge

The intensity of drilling is ranked from level 1 to level 4, with the latter being the closest space between drill holes to provide increased geological confidence. In general terms, it would be desirable to perform level 1 and level 2 drilling from surface and prove up reserves from the resource base with this amount of drilling. However as the mine is located directly below the city of Ballarat the amount of drilling that can be done from the surface is severely constrained and this limits how to define a reserve in this way. A specialist ‘silent’ drill rig was developed to drill at a limited number of locations in the town during recent months but most of the drilling in the future will be done from underground.

There was sufficient drilling done by the date of acquisition to provide initial probability of the existence of future economic benefits (refer to the statement of reserve and resource table noted above in the overview). Subsequent drilling has enhanced geological confidence and economic significance while facilitating mine planning and resource and stope definition.

The attachment (Appendix 1) sets out diagrammatically the increasing geological knowledge and confidence that can be gained by more intense drilling as drilling progresses from level 1 to level 4. At the same time, this increased geological knowledge allows resource status to progress from an initial exploration potential category to inferred and then indicated resource categories, and ultimately mineable reserve, albeit this final category may be only immediately before extraction at Ballarat. This increasing knowledge also reflects the mine planning phases from concept to stope design and extraction. The diagram shows that level 3 and level 4 drilling are typically conducted in discrete economic mineralised zones after the initial capital development to allow access to the ore domains of economic significance; this drilling is used for mine design, stope access and ore extraction.

Challenges and lessons learnt

After mixed results from trial mining at the end of 2008, mining techniques are being refined whereby access to the ore blocks is to be gained by drives into the centre of the resource block and then more extensive level 4 drilling is to be conducted from there to better delineate the resource. This is expected to provide some improvement over the access techniques used during trial mining in late 2008 whereby the ore blocks were accessed via drives from the decline into the upper and lower extremities of the resource block based on level 3 drilling.

Increasing geological data and knowledge is and will be gained as a matter of course throughout the life of the Ballarat mine.

APPENDIX 1

Resource status
Level of geological knowledge
Resource status
Mine planning stage
Economic definition
Project development stage
Exploration potential
Inferred resource
Indicated resource
Mineable resource
Recovered resource
Increasing geological confidence
L1 drilling
Underground
Strike length ~240m
Down dip~ 50-100m
Open pit
Strike length ~160m
Cross strike~ 40m
L2 drilling
Underground
Strike length ~100m
Down dip~ 20m
Open pit
Strike length ~80m
Cross strike ~ 20m
L3 drilling
Underground
Strike length ~30m
Down dip~ 10m
Open pit
Strike length ~20m
Cross strike ~ 20m
L4 drilling
Underground
Strike length ~20m
Down dip~ 5m
Open pit
Strike length ~20m
Cross strike ~ 10m
Project justification & definition
Geological domain definition
Resource definition
Stope definition
Mine concept design
Initial drilling decline
Review concept design declines, infrastructure.
Mine design – mining block definition, declines
Stope access
Stope & extraction design
Total potential resource grade/ tonnage
Domains of economic significance
Discrete economic zones
Selectivity/high grade mining
Increasing understanding of definition of resource grade & mining economics
Project feasibility
Project development – capital, drilling
Forecasting & detailed mine planning
Extraction

Pathways & relationships to project definition & realisation
LGL Ballarat

In addition to the comments raised in the March 4, 2009 comment letter the following additional comments were contained in an email received from Kevin Stertzel on March 18, 2009:

In responding to our March 4, 2009 comment letter, we would appreciate if you would also clarify a few additional points based on yesterday’s call.

Due to the unique geology of the Ballarat property, it appears that the company is producing gold during all aspects of its mining activities at this property. Please clarify how the company establishes which of the related expenditures are apportioned to exploration, development, and production activities. Specifically address when costs cease to be development costs and become production costs. It’s unclear to us given the method of mining and lack of reserves, when exactly the activities become production costs.

Also, at the point costs become production costs, what development costs are being amortized? Is it all development costs in the immediate and relative vicinity of the area being mined? Does it include other development costs as well, such as the cost of mine infrastructure that may benefit other areas of the mine? What is the reserve/resource base used to amortize the development costs for specific ore bodies as well as more general development costs that may benefit other areas of the mine? We believe it may be important to distinguish any differences in your accounting policies related to this property (if any) in your disclosures. We would appreciate if you could facilitate our understanding of the accounting conventions at the Ballarat property.

From the date of acquisition until 31 December 2008, the Ballarat East property has been in the development phase and expenditure incurred has been allocated to development activities. It has only been since 1 January 2009 that the Company has had to consider the allocation of costs to development and production activities. The Company is currently in the process of evaluating and establishing the specific accounting policies and processes for the cost allocation and amortization for the Ballarat property. These policies are likely to be published in the half year accounts and results release in August 2009.
A.	Please clarify how the company establishes which of the related expenditures are apportioned to exploration, development, and production activities.
The Company determines the activities being undertaken (ie exploration, development or production) by project area of interest. The Ballarat assets comprise discrete areas of mineralization or orebodies including Ballarat East, Ballarat West, Ballarat South and Berringa. Up until 1 January 2009, the Ballarat East property was in the development phase, with costs incurred directly attributable to construction or development activities. This property has moved into commercial production since the start of 2009. The other properties are in the exploration phase.
B.	When do costs cease to be development and become production?
Costs cease to be development activity costs and become production activity costs when the development and construction works are essentially complete and the mine is ready for extraction and processing of ore in commercial volumes.
C.	Amortisation of development costs
In relation to the amortisation of development costs, the Company advises that development costs incurred in the pre-production phase are amortised from the start of commercial production on a units-of-production basis or straight line depending on the nature of the development cost and the expected life of the asset. For the units of production basis of depreciation, the depreciation basis will be consistent with the most recent strategic or life-of-mine plan which is considered the best point-in-time estimate of the economic life of the asset.

The company notes that IFRS does not specify whether the appropriate base for calculating depreciation on a units–of-production basis is to be either proved and probable reserves, resources not yet designated as reserves or some other estimate. Due to the characteristics of the ore body, as outlined above, an estimate of recoverable minerals and resource potential is used as a base for depreciating or amortising assets. This base will be regularly reviewed as part of the strategic business planning process and depreciation estimates adjusted prospectively as required. It is expected that the straight line method will be used for assets which are consumed evenly over time and the life of the asset is less than the mine life (eg mine site vehicles).

As noted above, the Company’s depreciation and amortization policies for underground mining are likely to be published in the half year accounts and results release in August 2009.
In relation to making the above responses to the Staff comments, the Company makes the following statements:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact the undersigned in Australia on +61 7 3318 3328 or Facsimile +61 7 3318 9203 or Catherine Costello on +61 7 3318 3381.
Yours sincerely
Lihir Gold Limited
Phil Baker
Chief Financial Officer

cc:	Mr. Burr Henly, Sullivan & Cromwell Mr. Robert Hubbard, PricewaterhouseCoopers Mr. Brett Entwistle, PricewaterhouseCoopers Ms. Debbie Smith, PricewaterhouseCoopers Ms Catherine Costello (LGL)